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                              February 5, 2021

       Edmond M. Safra
       President
       Finance of America Companies Inc.
       767 Fifth Avenue, 46th Floor
       New York, NY 10153

                                                        Re: Finance of America
Companies Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed January 28,
2021
                                                            File No. 333-249897

       Dear Mr. Safra:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Combined Consolidated Financial Information, page
107

   1. As disclosed on page 108, part (ii) of the Business Combination relates to the purchase by
                                                        Replay of FoA Units
from the Sellers and Blocker GP. Please tell us and revise to clarify if and where this
transaction is presented in the pro forma balance sheet.
   2. Please tell us and revise to clarify if and where the Blocker Merger as discussed in part (v)
                                                        of the Business
Combination on page 108 is presented in the pro forma balance sheet.
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany5,NameFinance
February    2021       of America Companies Inc.
February
Page 2 5, 2021 Page 2
FirstName LastName
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Finance